EXHIBIT 1.02

Conflict Minerals Report

This is the Conflict Minerals Report for Kratos Defense & Security Solutions, Inc. (“Kratos,” “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The specified conflict minerals, which we collectively refer to in this Report as “3TG” or “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

We are a specialized security technology business providing mission critical products, solutions and services for domestic and international customers, with our principal customers being agencies of the U.S. Government. Our core capabilities are sophisticated engineering, manufacturing, technology development, system integration, and test and evaluation offerings for national security platforms and programs. Our principal products and services are related to Command, Control, Communications, Computing, Combat Systems, Intelligence, Surveillance and Reconnaissance (“C5ISR”). We offer our customers products, solutions, services and expertise to support their mission-critical needs by leveraging our skills across our core offering areas in C5ISR.  Kratos was incorporated in Delaware on July 7, 1997, and our principal executive offices are located at 4820 Eastgate Mall, Suite 200, San Diego, CA 92121.

Products Overview

We design, engineer and manufacture specialized electronic components, subsystems and systems for electronic attack, electronic warfare, radar, and missile system platforms; integrated product, software and technology solutions for satellite communications; products and solutions for unmanned systems; products and services related to cybersecurity and cyberwarfare; products and solutions for ballistic missile defense; weapons systems trainers; advanced network engineering and information technology services; weapons systems lifecycle support and sustainment; military weapon range operations and technical services; and public safety, critical infrastructure security and surveillance systems.  Our products often require the use of tin, tungsten, tantalum, and gold, which are conflict minerals.  We determined that during the 2013 calendar year, we manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.  Additionally, our products are complex and consist of materials and parts sourced from multiple suppliers.

Supply Chain Overview

Our supply chain is complex. There are multiple tiers in the supply chain between our company and the mines of the 3TG. We do not purchase 3TG directly from mines, smelters, or refiners.  Accordingly, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

·	sending letters to our direct suppliers explaining the Rule;
·
soliciting survey responses from thousands of our relevant suppliers of components of our products, using a questionnaire developed by the Company, while also accepting responses submitted through the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”);

·	reviewing responses that we received from our suppliers and following up as necessary; and
·	sending reminders to suppliers who did not respond to our requests for information.

Reasonable Country of Origin Inquiry & Conclusion

We conducted an analysis of our products and found that the conflict minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of the Rule.

We conducted a survey of our direct suppliers using a template developed by the Company, which asked suppliers to identify whether materials they supplied to us contained conflict minerals and, if so, what was the origin of such conflict minerals and what the suppliers’ policies were regarding conflict minerals from the Covered Countries.  We also accepted and reviewed supplier responses that were submitted in the EICC/GeSI conflict minerals reporting template or other supplier templates that contained the information necessary for the reasonable country of origin inquiry.

Due to the breadth and complexity of our products and supply chain, and despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or a Covered Country and are not from recycled or scrap sources.
We have concluded that our supply chain remains “DRC conflict undeterminable.”

Due Diligence Program

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy (which can be found at www.kratosdefense.com under the heading “About Kratos”), assembly of a cross-functional and cross-divisional conflict minerals compliance team, communication with suppliers, engaging outside counsel for assistance in developing a compliance strategy and supplier forms, and continuing to design and implement  a strategy to respond to supply chain considerations.  We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation.

As we continue to develop our due diligence program, we intend to enhance our supplier communication,  improve our due diligence data process,  gather additional information which will assist us to determine the source of the conflict minerals we utilize, and explore terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires.

Independent Private Sector Audit

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.